Exhibit 99.39
MATERIAL CHANGE REPORT
Regulation 51-102 Respecting Continuous Disclosure Obligations
Form 51-102F3
1.	NAME AND ADDRESS OF COMPANY:

THERATECHNOLOGIES INC. 2310 Alfred-Nobel Boulevard Montreal, Québec Canada H4S 2B4

2.	DATE OF MATERIAL CHANGE:

June 2, 2010

3.	NEWS RELEASE:

A news release was issued concerning this material change on June 2, 2010 on “Marketwire”. A copy of the news release is available at SEDAR website at www.sedar.com.

4.	SUMMARY OF MATERIAL CHANGE:

On June 2, 2010, Theratechnologies Inc. (the “Company”) announced that Mr. Yves Rosconi, its President and Chief Executive Officer, informed the Board of Directors of his decision to retire on December 31, 2010.

5.	FULL DESCRIPTION OF MATERIAL CHANGE:

On June 2, 2010, the Company announced that Mr. Yves Rosconi, its President and Chief Executive Officer, informed the Board of Directors of his decision to retire on December 31, 2010.

The strategic committee of the Board of Directors will begin the formal search for a new President and Chief Executive Officer having the requisite experience to pursue the Company’s business plan and its growth.

6.	RELIANCE ON SUBSECTION 7.1(2) OF REGULATION 51-102:

Not applicable.

7.	OMITTED INFORMATION:

Not applicable.

8.	SENIOR OFFICER:

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of Theratechnologies Inc., at (514) 336-4804, ext. 288.

9.	DATE OF REPORT:

June 8, 2010.